21st CENTURY HOLDING COMPANY
3661 West Oakland Park Boulevard
Suite 300
Lauderdale Lakes, Florida  33311

December 22, 2010

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Karen Ubell

Re:         21st Century Holding Company (the “Company”)
Form 10-K
Filed March 26, 2010
File No. 000-25001

Ladies and Gentlemen:

We are submitting this letter in response to the comment letter dated December 16, 2010 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”). This letter sets forth our response to the staff’s comment in the Comment Letter.

The heading and numbered paragraph of this response letter correspond to the heading and paragraph in the Comment Letter.

Signatures, page 129

1.      It does not appear that the filing has been signed by your controller or principal accounting officer as required by Form 10-K.  If Peter J. Prygelski, III, your chief financial officer, was acting as controller or principal accounting officer at the time the filing was executed, please confirm that he signed the Form 10-K in the capacity of controller or principal accounting officer in addition to the other listed capacity and that you will include such title in signature section of your next Form 10-K.  Alternatively, if Mr. Prygelski was not acting in the capacity of controller or principal accounting officer, please amend your Form 10-K to have your controller or principal accounting officer sign your Form 10-K.  See Instruction D.2(a) of Form 10-K for further information.

•
Mr. Prygelski was indeed acting as the Company’s principal accounting officer in connection with the Form 10-K and the omission of that capacity on the signature page was an error.  This will be corrected in all future Forms 10-K.

We further acknowledge that, in connection with our response:

U.S. Securities and Exchange Commission
December 22, 2010

•	The Company is responsible for the adequacy and accuracy of the disclosure in the foregoing Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the foregoing filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (954) 308-1252.

Very truly yours,

21st CENTURY HOLDING COMPANY

/s/ Peter J. Prygelski, III

Peter J. Prygelski, III
Chief Financial Officer